1. Name and Address of Reporting Person
   Hockemeyer, Rex A.
   8366 Meadowlard Drive
   West Chester, OH 45069
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   01/22/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/22/2003            J         1096        A   $0.0000    3988           D
                                                      <F1>
Common Stock                    01/22/2003            J         -1830       D   $0.0000                   I           Restricted
                                                      <F2>                                                            Stock
                                                                                                                      Award(s)
Common Stock                    01/22/2003            A         7692        A   $0.0000    17826          I           Restricted
                                                      <F3>                                                            Stock
                                                                                                                      Award(s)
Common Stock                                                                               534            I           401K

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1997 (ISO)  $11.1355                                                  01/28/2007 Common                      1398    D
Stock                                                                            Stock
Option
1998 (ISO)  $19.087                                                   01/27/2008 Common                      2541    D
Stock                                                                            Stock
Option
1999 (ISO)  $22.565                                                   01/25/2009 Common                      1155    D
Stock                                                                            Stock
Option
2000 (ISO)  $17.56                                                    01/24/2010 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    01/24/2010 Common                      7798    D
Stock                                                                            Stock
Option
2001 (ISO)  $16.0124                                                  01/22/2011 Common                      6244    D
Stock                                                                            Stock
Option
2001 (NQ)   $16.0124                                                  01/22/2011 Common                      1631    D
Stock                                                                            Stock
Option
2002 (ISO)  $17.2                                                     01/17/2012 Common                      5000    D
Stock                                                                            Stock
Option
2003 (ISO)  $16.58   01/22/2         A <F3>    5000        01/22/2004 01/22/2013 Common  5000     $16.5800   5000    D
Stock                003                                                         Stock
Option

Explanation of Responses:

<F1>
Vesting of Restricted Stock Award (less shares sold to cover taxes)
<F2>
Vesting of Restricted Stock Award
<F3>
Pursuant to FFBC Stock Option / Award Plan(s)

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
01/23/2003